Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company HEXO Corp. (the “Company” or “HEXO”) 3000 Solandt Road Ottawa, Ontario K2K 2X2

2.	Date of Material Change May 28, 2021

3.

News Release

A news release dated May 28, 2021 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.

Summary of Material Change

The Company entered into a definitive share purchase agreement (the “Share Purchase Agreement”) to acquire all of the outstanding shares of the entities that carry on the business of Redecan, for a purchase price of $925 million payable in cash and common shares of HEXO, subject to certain customary adjustments (the “Transaction”).

5.

Full Description of Material Change

The Company entered into the Share Purchase Agreement to acquire all of the outstanding shares of the entities that carry on the business of Redecan, Canada’s largest privately-owned licensed producer, for a purchase price of $925 million payable in cash and common shares of HEXO, subject to certain customary adjustments.

Under the terms of the Share Purchase Agreement, the $925 million purchase price will be paid to the Redecan shareholders as follows:

•  $400 million of consideration due on closing paid in cash; and

•  $525 million of consideration due on closing paid through the issuance of HEXO common shares (the “Consideration Shares”) at an implied price per share of $7.53.

The $7.53 price per Consideration Share represents the five trading day-period volume-weighted average price (VWAP) of HEXO common shares on the Toronto Stock Exchange (“TSX“) as of the close of Canadian markets on May 27, 2021. It is anticipated that the Redecan shareholders will collectively hold approximately 31% of HEXO’s issued and outstanding common shares immediately following the closing of the Transaction on a pro forma non-diluted basis. Under TSX rules, the Transaction requires a simple majority approval of HEXO’s shareholders. HEXO expects to convene a meeting of shareholders to be held in August 2021 for the purpose of submitting the Transaction to shareholders for approval.

HEXO announced on May 27, 2021, the closing of an offering of US$360,000,000 aggregate principal amount of senior secured convertible notes due May 1, 2023 (the “Notes”) directly to an institutional purchaser and certain of its affiliates or related funds. HEXO will use substantially all of the net proceeds from the sale of the Notes to satisfy the anticipated cash portion of the purchase price in the Transaction.

In addition to restrictions under applicable securities laws, resale by the Redecan shareholders of the Consideration Shares will be restricted by a 24-month hold period during which, subject to certain exceptions, each Redecan shareholder will be entitled to sell a maximum of 1/24th of the initial amount of such Redecan shareholder’s Consideration Shares issued under the Transaction. Furthermore, the Redecan shareholders have agreed to be bound by customary standstill provisions for an 18-month period, during which such shareholders have agreed to support HEXO’s management and board of directors.

The Share Purchase Agreement provides for expense reimbursement provisions in favour of the Redecan shareholders if the Transaction is terminated by either party in certain specified circumstances.

Redecan shareholders will receive the right to nominate up to two members to HEXO’s board of directors (within certain parameters) and will be entitled to other customary governance rights, including limited demand and piggyback registration rights, pursuant to an investor rights agreement (the “Investor Rights Agreement”). Upon closing of the Transaction, HEXO’s board of directors will be increased to 10 members, with Peter James Montour and William Montour, two of Redecan’s founding shareholders, joining the HEXO board as directors. The Redecan shareholders will also be bound by customary non-competition and non-solicitation covenants in favour of HEXO and Redecan following the closing of the Transaction.

The Transaction is expected to close in calendar Q3 2021, subject to the satisfaction of customary closing conditions, including the receipt of applicable regulatory approvals, including the approvals of the TSX and the New York Stock Exchange, and the shareholder approval described above required under TSX rules.

The Transaction has been unanimously approved by HEXO’s board of directors.

Further information regarding the Transaction will be included in the information circular that HEXO will prepare, file, and mail in due course to its shareholders in connection with the meeting of shareholders to be held to consider the issuance of the Consideration Shares under the Transaction as required by TSX rules. The Share Purchase Agreement and Investor Rights Agreement will be filed under the SEDAR profile of HEXO on the SEDAR website at www.sedar.com.

6.	Reliance on Section 7.1(2) of National Instrument 51-102 Not Applicable.

7.	Omitted Information Not Applicable.

8.

Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sébastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report June 4, 2021